Aqua America, Inc.
401(k) and Profit Sharing Plan
Financial Report
December 31, 2006

Aqua America, Inc. 401(k) and Profit Sharing Plan
Table of Contents
December 31, 2006 and 2005

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Schedules

Schedule of Assets (Held at End of Year)	13
Schedule of Reportable Transactions	14

Report of Independent Registered Public Accounting Firm
To the Administrators
Aqua America, Inc. 401(k) and Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aqua America, Inc. 401(k) and Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 in 2006.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets (held at end of year) as of December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan’s management. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
Reading, Pennsylvania
June 19, 2007

Aqua America, Inc. 401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Investments at fair value	$9,338,013	$7,189,612

Employer contributions receivable	363,750	376,890
Participants’ contributions receivable	45,406	17,938

Net assets reflecting all investments at fair value	9,747,169	7,584,440

Adjustment from fair value to contract value for fully benefit-responsive investment contract	18,267	12,724

Net Assets Available for Benefits	$9,765,436	$7,597,164

See notes to financial statements.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Investment Income

Interest and dividends	$378,506	$257,168
Net appreciation (depreciation) in fair value of investments	(131,558)	554,422

Total Investment Income	246,948	811,590

Contributions

Employer	721,735	670,424
Participants	1,111,965	892,559
Participant rollovers	415,906	247,257

Total Contributions	2,249,606	1,810,240

Benefits Paid to Participants	(325,676)	(330,469)

Administrative Expenses	(2,606)	(1,956)

Net Increase in Net Assets Available for Benefits	2,168,272	2,289,405

Net Assets Available for Benefits — Beginning of Year	7,597,164	5,307,759

Net Assets Available for Benefits — End of Year	$9,765,436	$7,597,164

See notes to financial statements.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan
The following description of the Aqua America, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan, is a defined contribution plan sponsored by Aqua America, Inc. Direct and indirect subsidiaries of Aqua America, Inc. that adopt the Plan are participating employers. All participating employers are referred to herein as the “Company”. The Plan is designed to conform to all the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code and the regulations thereunder. Generally, employees of the Company who were hired on or after April 1, 2003 are eligible to participate in the Plan. Notwithstanding the foregoing, the following are excluded: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens and (iv) persons performing services who are classified by the Company as other common law employees. If eligible, employees become participants in the Plan on January 1, April 1, July 1, or October 1 coinciding with or following the later of the completion of six months of service or the date the employee becomes a member of an eligible class of employees.
Contributions
Participants may elect to contribute from 1% to 25% of their pretax compensation pursuant to a salary deferral election, up to a maximum of $15,000 in 2006 and $ 14,000 in 2005, which are partially matched by the Company. Participants may also invest from 1% to 10% of their after-tax compensation, which is not matched by the Company. Additionally, participants who are age 50 or who will attain age 50 prior to the end of the plan year may make an additional deferral contribution (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan. The maximum amount of allowable catch-up contribution for 2006 and 2005 is $5,000 and $4,000, respectively. Participants may also make transfers between funds or suspend their contributions at any time, and may contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”).
The Plan provides for employer contributions as follows:
Employer Matching Contributions
The Company will make a matching contribution equal to 50% of the first 6% of a participant’s compensation which is contributed to the Plan on a pre-tax basis. Matching contributions will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
Contributions (Continued)
Discretionary Contributions
The Company may make additional discretionary contributions to the Plan for the benefit of active participants. Discretionary contributions will be allocated to active participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants. This discretionary contribution will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock. The Company did not make any discretionary contributions for 2006 or 2005.
Employer Profit Sharing Contributions
The Company may, at its discretion, make a profit sharing contribution to the Plan to benefit all eligible employees as of the last date of the Plan year. The profit sharing contribution will be made in the form of cash. The Company made profit sharing contributions during 2006 and 2005 of $350,321 and $370,593, respectively.
Employer Performance Contributions
The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved. Performance contributions are to be made to the Plan in the form of cash, Aqua America, Inc. common stock, or any combination thereof. The Company did not make any performance contributions during 2006 and 2005.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan document
Vesting
Each participant will always be 100% vested in their pre-tax contribution, after-tax contribution, rollover contribution and performance contribution accounts. Participants become 100% vested in their matching contribution account after three years of service and in their profit sharing contribution account after five years of service. A “year of service” for vesting purposes means each plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.
Common Stock Fund
Matching contributions and discretionary contributions may be made in cash or invested in Aqua America, Inc. common stock. Participants who are 100% vested in this fund have an opportunity to elect that any dividends with respect to Aqua America, Inc. common stock held be paid in cash rather than being allocated to their account to be invested in additional shares of Aqua America, Inc. common stock.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
Investment Options
Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan currently offers fourteen registered investment companies and one common/collective trust fund. Subject to compliance with applicable state and federal securities laws, the Plan also permits participants to acquire an interest in Aqua America, Inc. common stock. Participants may change their investment instructions and reinvest their contributions in a different fund or funds at any time.
Payment of Benefits
Distributions from the Plan are normally made shortly after the participant’s retirement, death or disability. Prior to March 28, 2005, if the participant’s account balance did not exceed $5,000, the participant would receive a lump-sum distribution as soon as practicable following termination of employment. Effective March 28, 2005, the $5,000 threshold was decreased to $1,000. Withdrawals will be made in cash or shares of Aqua America, Inc. common stock, to the extent permitted by law. Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.
Loans Due from Participants
Participants may borrow funds from their account balance equal to the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the loan is used to purchase the participant’s principal residence. Repayment is made through payroll deductions. All new loans are issued at an interest rate of prime plus 1%.
Plan Forfeitures
Forfeited non-vested accounts are used first to restore any non-vested amounts (if a participant received a distribution and forfeited his non-vested account and resumed employment as a covered employee and repays the full amount of the distribution) then shall be applied as promptly as practicable to reduce employer contributions. Contributions made by the Company are netted against forfeited, non-vested amounts that accumulate during the year. Employer contributions were reduced by $9,956 and $-0- during 2006 and 2005, respectively, as a result of forfeited nonvested accounts. The balance in the forfeiture account was $22,968 and $15,599 as of December 31, 2006 and 2005, respectively.
Plan Amendment or Termination
Although Aqua America, Inc. hopes to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at its discretion, subject to the provisions of ERISA. All interests of the participants would be distributed to them in accordance with applicable provisions of the Internal Revenue Code.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
New Accounting Pronouncements
In September 2006, The FASB issued Statement on Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
Note 2 — Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis.
The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the“FSP”) in 2006. As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes on Net Assets Available for Benefits is prepared on a contract value basis. The effect of adoption on the 2006 and 2005 financial statements was a reduction in the value of investments of $18,267 and $12,724, respectively.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
Administration
The Plan is administered by a committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Aqua America, Inc. The Committee members may be employees of Aqua America, Inc. and may be participants in the Plan. The Committee members receive no compensation

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Summary of Significant Accounting Policies (Continued)
from the Plan for their services in such capacity. The Committee has extensive administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.
The trustee for the Plan’s funds invests the funds as directed by the participants. The principal duties of the trustee are to receive all contributions made to the Plan and to make investments and pay benefits.
Substantially all of the administrative expenses of the Plan are paid by the Company.
Investment Valuation
The Plan’s investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices which represents the net asset value of shares held by the Plan. Common/ collective trust funds are valued at unit value, which represents the fair value of the underlying assets. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Aqua America, Inc. stock is valued at its quoted market price. Loans to participants and cash are valued at their outstanding balances, which approximates fair value.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.
Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the Aqua America, Inc. stock are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.
Investment Fees
Net investment returns reflect certain fees paid by the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.
Payments of Benefits
Benefits are recorded when paid.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Investments
The following table presents the fair value of investments:

Investments	2006		2005

Investments at fair value, by reference to quoted market prices:

Registered investment companies:
American Century Balanced Fund	$497,041	*	$386,566	*
American Century Equity Index Fund	639,030	*	448,468	*
American Century International Growth Fund	513,583	*	298,382
American Century Select Fund	465,977		458,570	*
American Century Strat. Alloc. Mod. Fund	605,581	*	456,535	*
American Century Value Fund	866,929	*	617,939	*
American Century Vista Fund	661,203	*	557,411	*
JP Morgan U.S. Small Company	688,134	*	494,544	*
Other registered investment companies	505,750		313,652

Total Registered Investment Companies	5,443,228		4,032,067

Stock:
Aqua America, Inc. Common Stock	2,499,938	*	2,100,442	*

Total Investments at Fair Value, by Reference to Quoted Market Prices	7,943,166		6,132,509

Investments at fair value:
Common/Collective Funds:
American Century Stable Asset Fund	972,060	*	698,657	*

Investments at estimated fair value:
Loans due from participants	404,602		348,446
Uninvested cash	18,185		10,000

Total Investments at Estimated Fair Value	422,787		358,446

Total Investments	$9,338,013		$7,189,612

*	Investment represented 5% or more of the Plan’s net assets available for benefits in the respective plan year.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Investments (Continued)
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended December 31, 2006 and 2005 as follows:

	2006	2005

Common stock	$(386,842)	$542,329
Registered investment companies	255,284	12,093

Total	$(131,558)	$554,422

Note 4 — Nonparticipant-Directed Investments
Information about the net assets available for benefits as of December 31, 2006 and 2005 and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005

Net assets:
Aqua America, Inc. common stock	$909,503	$710,580
Uninvested cash	18,185	10,000

	927,688	720,580
Employer contributions receivable	13,429	6,297

Total	$941,117	$726,877

Changes in net assets:
Contributions	$371,414	$299,831
Interest and dividends	14,698	8,163
Net appreciation (depreciation)	(143,000)	180,312
Benefits paid to participants	(28,872)	(25,703)

Total	$214,240	$462,603

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 5 — Related Party and Party-in-Interest Transactions
Certain Plan investments are shares of registered investment companies managed by J.P. Morgan Retirement Plan Services and American Century Investments, a related party of J.P. Morgan. J. P. Morgan Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in interest transactions. Investment management fees paid to J..P. Morgan and American Century Investments for the years ended December 31, 2006 and 2005 were $20,591 and $19,518, respectively.
Employer matching contributions are invested in common stock of the Plan Sponsor. Participants may also elect to invest in Plan Sponsor common stock. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the stock for 2006 and 2005 were $963,825 and $829,090, respectively. Total sales at market value related to the stock for 2006 and 2005 were $177,487 and $153,058, respectively.
Note 6 — Tax Status
The Internal Revenue Service issued a determination letter dated September 30, 2003, which stated that the Plan and related trust qualified under applicable provisions of the Internal Revenue Code (IRC) and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7 — Plan Amendment
Effective May 1, 2006, the Hydraulics, Ltd. Retirement Plan, a frozen plan sponsored by Aqua North Carolina, Inc. as successor to Hydraulics, Ltd., was merged with and into the Plan. The transfer of assets from the Hydraulics, Ltd. Retirement Plan will take place as soon as the third party administrators can provide for the transfer.
Note 8 — Subsequent Event
Effective January 1, 2007, the Plan was amended to reflect applicable provisions of the recently enacted Pension Protection Act. Under this amendment participants will become fully vested in the profit sharing contribution after three years of service rather than five years of service prior to the amendment. In addition, participants will be permitted to diversify the existing funds in their employer matching account, invested in Aqua America, Inc. common stock, to any other funds offered under the Plan over a two year period.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 9 — Reconciliation to Form 5500
The following is a reconciliation of investments at fair value per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005

Investments in common/collective fund at fair value per the financial statements	$972,060	$698,657

Adjustment from fair value to contract value for fully benefit-responsive investment contract	18,267	12,724

Investments in common/collective fund at contract value per Form 5500	$990,327	$711,381

Aqua America, Inc. 401(k) and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
Form 5500 — Schedule H — Line 4i
EIN: 23-1702594
PN: 005
December 31, 2006

				Current
( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Value ( e )

*	American Century Balanced Fund	Registered Investment Company	N/A	$497,041
*	American Century Diverified Bond Fund	Registered Investment Company	N/A	385,290
*	American Century Equity Index Fund	Registered Investment Company	N/A	639,030
*	American Century International Growth Fund	Registered Investment Company	N/A	513,583
*	American Century My Retirement Portfolio	Registered Investment Company	N/A	694
*	American Century My Retirement Portfolio — 2015	Registered Investment Company	N/A	16,859
*	American Century My Retirement Portfolio — 2025	Registered Investment Company	N/A	29,703
*	American Century My Retirement Portfolio — 2035	Registered Investment Company	N/A	10,194
*	American Century My Retirement Portfolio — 2045	Registered Investment Company	N/A	63,010
*	American Century Select Fund	Registered Investment Company	N/A	465,977
*	American Century Strategic Allocation Moderate Fund	Registered Investment Company	N/A	605,581
*	American Century Value Fund	Registered Investment Company	N/A	866,929
*	American Century Vista Fund	Registered Investment Company	N/A	661,203
*	JP Morgan U.S. Small Company	Registered Investment Company	N/A	688,134
*	American Century Stable Asset Fund	Common/Collective Fund	N/A	972,060
*	Aqua America, Inc.	Common Stock	$2,269,976	2,499,938
	Uninvested Cash	Cash	18,185	18,185
*	Participant Loans	Participant Loans (interest rate 4.5% to 10.0%)	0	404,602

				$9,338,013

*	Represents a party-in-interest to the Plan.

N/A	Historical cost has not been presented as investment is participant directed.

Aqua America, Inc. 401(k) and Profit Sharing Plan
Schedule of Reportable Transactions
Form 5500 — Schedule H — Line 4j
EIN: 23-1702594
PN: 005
Year Ended December 31, 2006

					Current Value
					of Asset on
		Purchase	Selling		Transaction
Identity of Party Involved (a)	Description of Asset (b)	Price (c)	Price (d)	Cost (g)	Date (h)	Net Gain (i)
Aqua America, Inc. *	Common stock	$963,825	$—	$963,825	$963,825	$—
Aqua America, Inc. *	Common stock	—	177,487	149,358	177,487	28,129

*	Represents a party-in-interest to the Plan.